FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of November
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

AGREEMENT FOR THE ACQUISITION OF
RBS' INDIAN RETAIL AND COMMERCIAL BANKING BUSINESSES EXPIRES
*** HSBC remains committed to pursuing growth in India ***

The agreement for the acquisition by The Hongkong and Shanghai Banking Corporation Limited ('HSBC Asia Pacific') of The Royal Bank of Scotland Group plc's Indian retail and commercial banking businesses has expired as the long stop date of 30 November 2012 has been reached without all conditions required to close the transaction being satisfied.

HSBC Asia Pacific is a wholly owned subsidiary of HSBC Holdings plc. HSBC remains committed to pursuing growth in India, a key strategic market for the Group, through its existing operations.

Notes to editors:

 1. HSBC in India
HSBC is one of India's leading banking and financial services institutions, with approximately 30,000 employees in its banking, investment banking and capital markets, asset management, life insurance, software development and global resourcing operations. In 2008, the HSBC Group acquired a majority stake in HSBC InvestDirect that has enabled it to offer retail brokerage services to its customers across a wider geography in the country. It also has a joint venture with two of India's leading public sector banks, establishing Canara HSBC Oriental Bank of Commerce Life Insurance Company in June 2008. HSBC's network in India comprises 50 branches of HSBC India, 29 branches and 11 franchisee outlets of HSBC InvestDirect and 28 offices of its 26% held Canara HSBC Oriental Bank of Commerce Life Insurance Company.

2. HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 6,900 offices in over 80 countries and territories in Europe, the Asia-Pacific region, North and Latin America, and the Middle East and North Africa. With assets of US$2,721bn at 30 September 2012, the HSBC Group is one of the world's largest banking and financial services organisations.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                          By:

                                                                                   Name:   P A Stafford

                                                                                                   Title: Assistant Group Secretary

                                                                                        Date: 30 November 2012